$P_1 E_1 12/31/01$

FORM 6-K



02016681

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

RECEIVED
FEB 2 2 2002
354

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration
Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure:     Notification of Interest dated 19[th] December 2001


## SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.


Date: 19[th] December 2001                          COLT Telecom Group plc

                                                    By

                                                    Mark A. Jenkins
                                                    Legal Services Director

**AVS: 274148**

1. **Name of Company**

   *COLT Telecom Group plc*

2. **Name of Director**

   *Robert Hawley*

3. **Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest**

   *Notification is in respect of director both in respect of a beneficial holding and a non-beneficial holding held in trust for his children*

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**

   *Robert Hawley, and in trust by Robert Hawley, John Cole and Angus Maceachen*

5. **Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**

   *N/A*

6. **Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/non-discretionary**

   *Purchase of Shares*

7. **Number of shares/amount of stock acquired**

   *17,347*

8. **Percentage of issued Class**

   *Less than 1%*

9. **Number of shares/amount of stock disposed**

   *N/A*

10. **Percentage of issued class**

    *N/A*

11. **Class of security**

    *Ordinary shares of 2.5p each*

12. **Price per share**

    *£0.62p*

13. **Date of transaction**

*13 December 2001*

**14. Date Company informed**

*17 December 2001*

**15. Total holding following this notification**

*42,081*

**16. Total percentage holding of issued class following this notification**

Less than 1%

**If a director has been granted options by the company please complete the following**

**17. Date of grant**

N/A

**18. Period during which or date on which exercisable**

N/A

**19. Total amount paid (if any) for grant of the option**

N/A

**20. Description of shares or debentures involved: class, number**

N/A

**21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise**

N/A

**22. Total number of shares or debentures over which options held following this notification**

N/A

**23. Any additional information**

This notification is in respect of the take-up of additional shares under the Open Offer. Robert Hawley holds 28,759 beneficially and 13,322 non-beneficially.

**24. Name of contact and telephone number for queries**

John Doherty: 0207 390 3681

**Mark A. Jenkins**

**Company Secretary**

**Date of Notification: 19 December 2001**

**Company Announcements Office**

**Old Broad Street**

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority